

December 4, 2017

By E-Mail

Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

      Re: **Deckers Outdoor Corporation**
               Definitive Additional Materials on Schedule 14A
               Filed by Marcato International Master Fund, LTD., et. al. on November 30
                    and December 4, 2017
               File No. 001-36436

Dear Mr. Brand:

      We have reviewed your filings and have the following comments.

Definitive Additional Soliciting Materials filed November 30, 2017

1.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9. We note your disclosure that:

- "…Deckers has inundated stockholders with falsities…"

- "…Deckers consolidated its retail and e-commerce segments to form a single Direct-to-Consumer segment: we believe that this constitutes a **DESPERATE** attempt to CAMOUFLAGE its EVEN WEAKER standalone retail performance." (emphasis added).

- "We can only assume that Deckers took such steps to mask the deterioration of its retail store network…"

2.   We note your disclosure regarding the Sterne Agee report dated February 5, 2016. Please tell us, with a view towards revised disclosure, whether Sterne Agee has issued a report since then that presents an improved view of investing in the company's stock.

Definitive Additional Soliciting Materials filed December 4, 2017

3.   Please provide us supplementally support for each of the statements attributed to ISS in its ISS December 1, 2017 report.

Please direct any questions to me at (202) 551-3619 or Frank Pigott (Staff Attorney) at 202-551-3570.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions